DirectBooking Technology Co., Ltd.

September 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ruairi Regan
Jeffrey Gabor

Re:	DirectBooking Technology Co., Ltd.
Registration Statement on Form F-1 (File No. 333-287735)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, DirectBooking Technology Co., Ltd. hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Chairman of the Board and Director